                                                             Page 1 of 11 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                             Tower Automotive, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                  891 707 101
             -----------------------------------------------------

                                 (CUSIP Number)


                                                        Exhibit Index on page 10

CUSIP No. 891 707 101                  13G                    Page 2 of 11 Pages


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Onex Corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Ontario, Canada
--------------------------------------------------------------------------------
          NUMBER OF           5   SOLE VOTING POWER

            SHARES                None
                              --------------------------------------------------
         BENEFICIALLY
                              6   SHARED VOTING POWER
           OWNED BY
                                  3,141,615 (includes 1,654,837 shares
             EACH                 over which a wholly-owned subsidiary of
                                  Onex Corporation has voting control
          REPORTING               pursuant to proxies executed in its
                                  favor)
            PERSON            --------------------------------------------------
                              7   SOLE DISPOSITIVE POWER
             WITH
                                  None
                              --------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                  3,141,615 (includes 1,654,837 shares
                                  over which a wholly-owned subsidiary of
                                  Onex Corporation has voting control
                                  pursuant to proxies executed in its
                                  favor)
--------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,141,615 (includes 1,654,837 shares over which a wholly-owned subsidiary of Onex Corporation has voting control pursuant to proxies executed in its favor)
--------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           / /

--------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       22.0%.
--------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 891 707 101                  13G                    Page 3 of 11 Pages


--------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
      1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Gerald W. Schwartz
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
      2                                                                  (b) / /

--------------------------------------------------------------------------------
              SEC USE ONLY
      3


--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                       Canada
--------------------------------------------------------------------------------
          NUMBER OF                   SOLE VOTING POWER
                              5
            SHARES                   None
                              --------------------------------------------------
         BENEFICIALLY                    SHARED VOTING POWER
                              6
           OWNED BY                  3,141,615 (includes 1,654,837 shares
                                     over which a wholly-owned subsidiary of
             EACH                    Onex Corporation has voting control
                                     pursuant to proxies executed in its
          REPORTING                  favor)
                              --------------------------------------------------
            PERSON                       SOLE DISPOSITIVE POWER
                              7
             WITH                    None
                              --------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                              8
                                      3,141,615 (includes 1,654,837 shares
                                      over which a wholly-owned subsidiary of
                                      Onex Corporation has voting control
                                      pursuant to proxies executed in its
                                      favor)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9
                     3,141,615 (includes 1,654,837 shares over which a wholly-owned subsidiary of Onex Corporation has voting control pursuant to proxies executed in its favor)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN
     10    SHARES*                           / /

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11
                     22.0%

--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
     12
                     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 891 707 101                  13G                    Page 4 of 11 Pages


--------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
      1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Onex DHC LLC
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
      2                                                                  (b) / /


--------------------------------------------------------------------------------
              SEC USE ONLY
      3


--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
      4

                       Wyoming
--------------------------------------------------------------------------------
          NUMBER OF                SOLE VOTING POWER
                           5
            SHARES                 None
                           -----------------------------------------------------
         BENEFICIALLY              SHARED VOTING POWER
                           6
           OWNED BY                3,141,615 (includes 1,654,837 shares
                                   over which a wholly-owned subsidiary of
             EACH                  Onex Corporation has voting control
                                   pursuant to proxies executed in its
          REPORTING                favor)
                           -----------------------------------------------------
            PERSON                 SOLE DISPOSITIVE POWER
                           7
             WITH                  None
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           8
                                   3,141,615 (includes 1,654,837 shares
                                   over which a wholly-owned subsidiary of
                                   Onex Corporation has voting control
                                   pursuant to proxies executed in its
                                   favor)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9
                    3,141,615 (includes 1,654,837 shares over which a wholly-owned subsidiary of Onex Corporation has voting control pursuant to proxies executed in its favor)

--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN
     10    SHARES*                       / /

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11
                    22.0%

--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
     12
                       00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages


ITEM 1(a)        NAME OF ISSUER:

                 Tower Automotive, Inc.  (the "Company")

ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 4508 IDS Center
                 Minneapolis, MN  55402

ITEM 2(a)        NAME OF PERSON FILING:

                 Onex Corporation ("Onex")
                 Gerald W.  Schwartz
                 Onex DHC LLC ("Onex DHC")
                 Onex, Mr. Schwartz and Onex DHC are filing the statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 The address for the principal business office of each of Onex and Gerald W. Schwartz is:

                 161 Bay Street
                 P.O. Box 700
                 Toronto, Ontario CANADA
                 M5J 2S1

                 The address of the principal business office of Onex DHC is:

                 421 Leader Street
                 Marion, Ohio 43302

                                                              Page 6 of 11 Pages


ITEM 2(c)        CITIZENSHIP:

                 Gerald W. Schwartz is a citizen of Canada. Onex is an Ontario, Canada corporation. Onex DHC is a Wyoming limited liability company.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, $.01 par value per share.

ITEM 2(e)        CUSIP NO.:

                 891 707 101

ITEM 3           IF THIS STATEMENT IS FILED PURSUANT TO RULES
                 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON
                 FILING IS A:

                 This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

ITEM 4           OWNERSHIP:

      (a)        Amount Beneficially Owned:

                 3,141,615 (includes 1,653,837 shares over which a wholly-owned subsidiary of Onex has voting control pursuant to proxies executed in its favor)

      (b)        Percent of Class:

                 22.0%
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                                                              Page 7 of 11 Pages

      (c)        Number of shares as to which such person has:

                 (i)     Sole power to vote or to direct the vote:

                         0

                 (ii)    Shared power to vote or to direct the vote:

                         3,141,615 (includes 1,654,837 shares over which a wholly-owned subsidiary of Onex has voting control pursuant to proxies executed in its favor)


                 (iii)   Sole power to dispose or to direct the disposition of:

                         0

                 (iv) Shared Power to dispose or to direct the disposition of:

                         3,141,615 (includes 1,654,837 shares over which a wholly-owned subsidiary of Onex has voting control pursuant to proxies executed in its favor)

                  Onex DHC is the direct beneficial owner of the shares of Common Stock reported. Onex, as the direct and indirect owner of approximately 99% of the equity of DHC, is an indirect beneficial owner of all such shares. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported. In November 1994, Onex U.S. Investments, Inc., an Ontario, Canada corporation and a wholly owned subsidiary of Onex ("Onex U.S."), transferred 3,531,778 shares of Common Stock of the Company directly beneficially owned by it to Onex DHC. Subsequent to such transfer, Onex DHC sold 2,045,000 of such shares of Common Stock. Onex DHC now directly beneficially owns 1,486,778 shares of Common Stock. Certain stockholders of the Company have granted to Onex U.S. a proxy to vote their shares in the same manner as Onex U.S. As a result of such voting arrangement, each of the signatories to this statement may be deemed to be a member of a group that beneficially owns all the shares beneficially owned by the members of such group. Each of the signatories to this statement disclaims membership in such group.

                                                              Page 8 of 11 Pages


ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable

ITEM 10   CERTIFICATION:

          Not applicable
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                                                              Page 9 of 11 Pages


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1997


                                ONEX CORPORATION


                            By: /s/ Donald W. Lewtas
                               _______________________________________
                               Name:  Donald W. Lewtas
                               Title: Authorized Signatory


                            /s/ Donald W. Lewtas
                            __________________________________________
                            Authorized signatory for
                            Gerald W. Schwartz


                            ONEX DHC LLC


                            By: /s/ Donald F. West
                               _______________________________________
                               Name:  Donald F. West
                               Title: Authorized Signatory
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                                                             Page 10 of 11 Pages

                                Index to Exhibits



                                                                   PAGE NO. IN
                                                                   SEQUENTIAL
EXHIBIT                                                            NUMBERING SYSTEM
-------                                                            ----------------

1. Joint Filing Agreement, dated February 14, 1997, among Onex DHC, Onex and Mr. Schwartz.

2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
         Systems, Inc., filed with the Securities and Exchange
         Commission by Onex on September 10, 1996.

3. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
         Systems, Inc., filed with the Securities and Exchange
         Commission by Mr. Schwartz on September 10, 1996.